Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553
Contact: James E. McInnes, President

NEWS RELEASE

9 March [illegible]

Williams Creek Explorations Limited is pleased to announce that the non-brokered private placement announced 27 January 2006 for 1,000,000 Units at a price of $0.41 per Unit (being a discount from the Market Price), each Unit consisting of one common share and one non-transferable share purchase Warrant with a one year term, exercisable at a price of $0.51 and expiring on 6 March 2007, closed on 6 March 2006. All of the securities have a hold period ending 7 July 2006.

ON BEHALF OF THE BOARD

"James McInnes"

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.